UNITED STATES
SECURITIES AND EXCHANGE COMMISSION                        OMB APPROVAL
      Washington, D.C. 20549
                                                  OMB Number:          3235-0058
            FORM 12b-25                           Expires:        March 31, 2006
                                                  Estimated average burden
    NOTIFICATION OF LATE FILING                    hours per response.......2.50
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(Check one): [ ] Form 10-K [ ] Form 20-F
[x] Form 11-K [ ] Form 10-Q [ ] Form                     SEC FILE NUMBER
N-SAR [ ] Form N-CSR
                                                             0-26876
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     For Period Ended: December 31, 2003                   CUSIP NUMBER
     [_] Transition Report on Form 10-K
     [_] Transition Report on Form 20-F                    671337 10 3
     [X] Transition Report on Form 11-K           ------------------------------
     [_] Transition Report on Form 10-Q
     [_] Transition Report on Form N-SAR                   CUSIP NUMBER
     For the Transition Period Ended:
                                                           857550 10 7
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 Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

Oak Hill Financial, Inc. (on behalf of the Oak Hill Financial, Inc. 401(k) and Profit Sharing Plan)
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Full Name of Registrant

N/A
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Former Name if Applicable

14621 State Route 93
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Address of Principal Executive Office (Street and Number)

Jackson, Ohio 45640
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


          (a)  The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]       (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)  The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Oak Hill Financial, Inc. 401(k) and Profit Sharing Plan (the "Plan") Annual Report on Form 11-K for the period ending December 31, 2003, related to the Plan, including the financial statements thereto, cannot be filed within the prescribed time period due to a miscalculation of the filing deadline in this leap year.


(Attach extra Sheets if Needed)    Persons who are to respond to the collection
                                   of information contained in this form are not required to respond unless the form displays a currently valid OMB control number. SEC
                                   1344 (07-03)

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


          Ron J. Copher               (740)                286-3283
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              (Name)               (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                Yes [X] No [ ]
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                               Yes [_] No  [X]
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     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            Oak Hill Financial, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.



Date  June 29, 2004                       By  /s/ Ron J. Copher
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                                              Ron J. Copher
                                              Chief Financial Officer, Treasurer
                                              and Secretary


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                    ATTENTION
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Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 C.F.R. 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of this form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic files unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule

     202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).